

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Chi Ming Lam
Chief Executive Officer and Chairman
Ming Shing Group Holdings Ltd
8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

> **Re: Ming Shing Group Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 22, 2023**
> **File No. 333-272861**

Dear Chi Ming Lam:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 6, 2023 letter.

Form F-1/A filed on September 22, 2023

Use of Proceeds, page 46

1. We note your amendments in response to our prior comment. Please further revise this section to specifically identify which borrowings you intend to repay with proceeds of this offering. If any of these borrowings were incurred within the last year, please also describe the uses to which such borrowing proceeds were put. Please see Item 3.C.4 of Form 20-F.

4. Contract Assets, page F-20

2. Please confirm whether or not the Company had any contract liabilities as of March 31, 2023. If so, expand your disclosure to include information regarding the contract liability

balances for each of the periods presented, including the amount of revenue recognized during such periods that was included in contract liabilities at the beginning of each period as required by ASC 606-10-50-8. Separately present the contract liabilities balance, if any, on the face of your consolidated balance sheet. See ASC 606-10-45-1.

Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel D. Nauth, Esq.